Exhibit 99.1

Telesat Reports Results for the Quarter and Year

Ended December 31, 2015

OTTAWA, CANADA, February 25, 2016. Telesat Holdings Inc. (“Telesat”) today announced its financial results for the three month and one year periods ended December 31, 2015. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended December 31, 2015, Telesat reported consolidated revenue of $257 million, an increase of 13% ($29 million) compared to the same period in 2014. During the quarter, the U.S. dollar was 17% stronger than it was during the fourth quarter of 2014, resulting in a positive impact on the conversion of U.S. dollar denominated revenue and a negative impact on the conversion of U.S. dollar denominated expenses. When adjusted for foreign exchange rate changes, revenue increased by 6% ($13 million) compared to the same period in 2014. The increase in revenue was principally from short-term services provided to other satellite operators, international consulting services, and equipment sales.

Operating expenses of $51 million were 11% ($5 million) higher than the same period in 2014 or 4% ($2 million) higher when taking into account changes in foreign exchange rates. The increase was primarily related to higher revenue related expenses and higher cost of equipment sales. Adjusted EBITDA1 was $208 million, an increase of 14% ($25 million) compared to the same period in 2014, or an increase of 7% ($12 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 was 81.1% for the fourth quarter of 2015 compared to 80.6% for the same period in 2014.

Telesat’s net loss for the quarter ended December 31, 2015 was $29 million compared to a net loss of $26 million for the same period in 2014. The higher net loss in 2015 was principally due to an almost entirely non-cash loss on foreign exchange of $126 million (compared to a loss on foreign exchange of $102 million in the same period in 2014) which resulted from the weaker Canadian dollar relative to the U.S. dollar and the resulting unfavorable translation of Telesat’s U.S. dollar denominated debt into Canadian dollars. The higher net loss was also due to lower non-cash gains on the changes in the fair value of financial instruments and higher tax expense in the 2015 quarter compared to 2014, partially offset by an increase in operating income.

For the year ended December 31, 2015, consolidated revenue was $955 million, or $32 million higher compared to 2014. During 2015, the U.S. dollar was 16% stronger than it was during 2014. When adjusted for foreign exchange rate changes, revenue decreased by 2% ($23 million) compared to 2014. The decrease was due primarily to lower revenues from the energy and resource industries and certain international markets, as well as lower equipment sales. Operating expenses were $184 million, a decrease of 2% ($4 million) compared to 2014 or 7% ($14 million) lower when adjusted for foreign exchange rate changes. The largest contributors to the operating expense reduction were lower share-based compensation expense and lower cost of equipment sales. Adjusted EBITDA1 was $778 million, an increase of 4% ($32 million) compared to 2014, or a decrease of 2% ($13 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 for 2015 was 81.5% compared to 80.9% in 2014.

Telesat’s net loss for 2015 was $267 million, compared to net income of $13 million for 2014. The negative year-over-year variation was principally due to an increased, almost entirely non-cash, loss on foreign exchange of $540 million (compared to a loss on foreign exchange of $241 million in 2014) which resulted from the weaker Canadian dollar relative to the U.S. dollar and the resulting unfavorable translation of Telesat’s U.S. dollar denominated debt into Canadian dollars. The net loss was also due to lower non-cash gains on the changes in the fair value of financial instruments and higher tax expense in 2015 compared to 2014, partially offset by an increase in operating income and lower interest expense.

“I am pleased with our financial and operating performance in 2015,” commented Dan Goldberg, Telesat’s President and CEO. “Although revenue and Adjusted EBITDA1 grew on a reported basis relative to the prior year, they declined roughly 2% after taking foreign exchange rate changes into account, a decline that reflects headwinds in certain markets we serve, particularly the energy market. Nonetheless, we achieved a reduction in operating expenses and an expansion of our Adjusted EBITDA margin1, continued to generate a significant amount of cash, and maintained our industry-leading contractual backlog. On the operating side, we launched and brought into service Telstar 12 VANTAGE; announced the procurement of Telstar 19 VANTAGE for the Americas, a significant portion of which is under long term contract to Hughes Network Systems LLC (“HNS”); and announced the procurement of Telstar 18 VANTAGE for Asia, with Telesat’s longstanding partner APT Satellite Company Limited (“APSTAR”) providing the capital for slightly more than half the satellite’s capital cost in consideration for the use of slightly more than half its capacity. In sum, it was a productive year and, looking forward, we remain focused on continuing to develop our key initiatives in the year ahead.”

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Business Highlights

•	At December 31, 2015:

o	Telesat had contracted backlog for future services of approximately $4.8 billion.

o	Fleet utilization was 93% for Telesat’s North American fleet[2] and 80% for Telesat’s international fleet.

•	On November 24, 2015, Telesat successfully launched its latest satellite with high throughput capabilities, Telstar 12 VANTAGE. On December 15, 2015, the satellite became fully operational at its 15° WL orbital location.

•	During the fourth quarter of 2015, Telesat entered into contractual arrangements with Space Systems Loral (“SSL”) and with Space Exploration Technologies Corp. (“SpaceX”) for the construction and launch of Telstar 19 VANTAGE, anticipated to be launched in the first half of 2018. This new state-of-the-art satellite will utilize high throughput capabilities to offer superior performance and will be co-located with Telesat’s Telstar 14R/Estrela do Sul 2 satellite at 63° WL, a prime orbital slot for coverage of the Americas. The satellite will have high throughput Ka-band capacity for South America, Northern Canada, the Caribbean and the North Atlantic Ocean. It will also provide high throughput Ku-band capacity over Brazil, the Andean region and the North Atlantic. Telesat entered into a long-term service agreement with HNS under which HNS will use all of the Ka-band capacity serving South America.

•	In December 2015, Telesat entered into contractual arrangements with SSL for the procurement of Telstar 18 VANTAGE. The new satellite is anticipated to be launched by SpaceX in the first half of 2018. Telstar 18 VANTAGE will operate from 138° EL and expand Telesat’s coverage of growing satellite service markets in China, Mongolia, Southeast Asia, and the Pacific Ocean region. The satellite will utilize a combination of broad regional beams and high throughput spot beams in Ku-band to maximize throughput and spectral efficiency. It will also provide extensive C-band coverage of Asia that reaches from India and Pakistan in the West to Hawaii in the East, enabling direct connectivity from any point in Asia to the Americas. Telesat’s longstanding partner APSTAR will provide the capital for slightly more than half of the satellite’s capital cost in consideration for the use of slightly more than half of the satellite’s capacity.

Telesat’s report on Form 20-F for the year ended December 31, 2015 has been filed with the U.S. Securities and Exchange Commission (“SEC”) and may be accessed on the SEC’s website at www.sec.gov.

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Telesat has scheduled a conference call on Thursday, February 25, 2016, at 10:30 a.m. ET to discuss its financial results for the three month and one year periods ended December 31, 2015, and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Prior to the commencement of the call, Telesat will post a news release containing its financial results on its website (www.telesat.com) under the tab “News & Events” and the heading “News”.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (866) 225-0198. Callers outside of North America should dial +1 (416) 340-2218. The conference reference number is 4227922. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on February 25, 2016, until 11:59 p.m. ET on March 11, 2016. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 2632487 followed by the number sign (#).

All Adjusted EBITDA1 and Adjusted EBITDA1 margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “remain”, “continuing”, “future”, “will”, “looking forward” and “anticipated” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

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About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 15 satellites plus the Canadian payload on ViaSat-1 with two new satellites under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

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Telesat Holdings Inc.
Consolidated Statements of (Loss) Income
For the periods ended December 31

	Three months		Twelve months
(in thousands of Canadian dollars)	2015	2014	2015	2014
Revenue	$256,688	$227,475	$954,907	$922,871
Operating expenses	(51,343)	(45,936)	(184,279)	(187,789)
	205,345	181,539	770,628	735,082
Depreciation	(52,205)	(54,177)	(207,835)	(216,496)
Amortization	(6,900)	(7,668)	(27,902)	(30,825)
Other operating gains (losses), net	5	(58)	(30)	(304)
Operating income	146,245	119,636	534,861	487,457
Interest expense	(46,778)	(46,872)	(183,297)	(206,933)
Interest and other income (expense)	1,867	(222)	4,661	3,056
Gain on changes in fair value of financial instruments	20,021	24,883	6,035	48,931
Loss on foreign exchange	(125,819)	(101,654)	(540,470)	(241,087)
(Loss) income before tax	(4,464)	(4,229)	(178,210)	91,424
Tax expense	(25,019)	(21,404)	(88,729)	(78,220)
Net (loss) income	$(29,483)	$(25,633)	$(266,939)	$13,204

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Telesat Holdings Inc.
Consolidated Balance Sheets

(in thousands of Canadian dollars)	December 31, 2015	December 31, 2014
Assets
Cash and cash equivalents	$690,726	$497,356
Trade and other receivables	50,781	49,534
Other current financial assets	1,186	765
Prepaid expenses and other current assets	17,100	17,202
Total current assets	759,793	564,857
Satellites, property and other equipment	1,925,265	1,861,015
Deferred tax assets	7,791	3,183
Other long-term financial assets	40,362	38,442
Other long-term assets	13,438	3,170
Intangible assets	811,397	820,572
Goodwill	2,446,603	2,446,603
Total assets	$6,004,649	$5,737,842

Liabilities
Trade and other payables	$44,166	$36,714
Other current financial liabilities	36,425	35,633
Other current liabilities	80,637	124,145
Current indebtedness	87,386	58,822
Total current liabilities	248,614	255,314
Long-term indebtedness	3,975,835	3,486,857
Deferred tax liabilities	467,971	484,758
Other long-term financial liabilities	94,190	60,753
Other long-term liabilities	299,911	318,992
Total liabilities	5,086,521	4,606,674

Shareholders' Equity
Share capital	656,874	656,874
Accumulated earnings	188,479	451,628
Reserves	72,775	22,666
Total shareholders' equity	918,128	1,131,168
Total liabilities and shareholders' equity	$6,004,649	$5,737,842

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Telesat Holdings Inc.
Consolidated Statements of Cash Flows
For the years ended December 31

(in thousands of Canadian dollars)	2015	2014[3]
Cash flows from operating activities
Net (loss) income	$(266,939)	$13,204
Adjustments to reconcile net (loss) income to cash flows from operating activities
Depreciation	207,835	216,496
Amortization	27,902	30,825
Tax expense	88,729	78,220
Interest expense	183,297	206,933
Interest income	(4,543)	(2,711)
Loss on foreign exchange	540,470	241,087
Gain on changes in fair value of financial instruments	(6,035)	(48,931)
Share-based compensation	5,369	9,655
Loss on disposal of assets	30	304
Other	(40,164)	(50,657)
Income taxes paid, net of income taxes received	(155,023)	(80,799)
Interest paid, net of capitalized interest and interest received	(161,914)	(192,897)
Operating assets and liabilities	3,348	(8,707)
Net cash from operating activities	$422,362	$412,022
Cash flows used in investing activities
Satellite programs, including capitalized interest	$(183,415)	$(84,591)
Purchase of other property and equipment	(10,445)	(10,695)
Purchase of intangible assets	(5)	(185)
Proceeds from sale of assets	—	311
Net cash used in investing activities	$(193,865)	$(95,160)
Cash flows used in financing activities
Repayment of indebtedness	$(73,864)	$(70,692)
Proceeds from exercise of stock options	—	202
Settlement of derivatives	—	(60,824)
Dividends paid on preferred shares	(10)	(20)
Satellite performance incentive payments	(6,702)	(5,452)
Net cash used in financing activities	$(80,576)	$(136,786)

Effect of changes in exchange rates on cash and cash equivalents	$45,449	$18,567

Increase in cash and cash equivalents	$193,370	$198,643
Cash and cash equivalents, beginning of year	497,356	298,713
Cash and cash equivalents, end of year	$690,726	$497,356

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Telesat’s Adjusted EBITDA margin1

	Three months ended December 31,		Twelve months ended December 31,
(in thousands of Canadian dollars) (unaudited)	2015	2014	2015	2014
Net (loss) income	$(29,483)	$(25,633)	$(266,939)	$13,204
Tax expense	25,019	21,404	88,729	78,220
Gain on changes in fair value of financial instruments	(20,021)	(24,883)	(6,035)	(48,931)
Loss on foreign exchange	125,819	101,654	540,470	241,087
Interest and other (income) expense	(1,867)	222	(4,661)	(3,056)
Interest expense	46,778	46,872	183,297	206,933
Depreciation	52,205	54,177	207,835	216,496
Amortization	6,900	7,668	27,902	30,825
Other operating (gains) losses, net	(5)	58	30	304
Non-recurring compensation expenses, including severance payments	1,426	450	1,911	1,555
Non-cash expense related to share-based compensation	1,492	1,375	5,369	9,655
Adjusted EBITDA	$208,263	$183,364	$777,908	$746,292

Revenue	$256,688	$227,475	$954,907	$922,871
Adjusted EBITDA Margin	81.1%	80.6%	81.5%	80.9%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization”. In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2 A change in calculation methodology has resulted in a change to the reported capacity utilization on Telesat’s North American fleet compared to prior year’s reports. The change in calculation methodology does not affect the reported revenue.

3 A change in accounting policies for the year ended December 31, 2015, has resulted in changes to the 2014 comparative figures on the statement of cash flows. For more information on the impact, please refer to Note 3 of Telesat’s consolidated financial statements, filed with the SEC on a Form 20-F dated today.

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